                            FILED BY SPX CORPORATION
                           Commission File No.: 1-6948

            PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
                 DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                       SUBJECT COMPANY: VSI HOLDINGS, INC
                          Commission File No.: 1-12942




Monday March 26, 6:59 am Eastern Time

Press Release

SOURCE: SPX Corporation

SPX Corporation to Acquire VSI Holdings, Inc.

VSI Holdings to Join SPX Service Solutions Business

MUSKEGON, Mich., March 26 /PRNewswire/ -- SPX Corporation (NYSE: SPW - news) and VSI Holdings, Inc. (AMEX: VIS - news) today announced that they have entered into a definitive agreement for SPX to acquire VSI Holdings (VSI) in a cash election merger priced at approximately $146 million. SPX will also assume approximately $51 million in VSI net debt.

Under the terms of the agreement, VSI shareholders may choose between two options -- all SPX stock or 55% SPX stock and 45% cash. VSI shareholders making an all-stock election will receive .043 SPX shares per VSI share. VSI shareholders making a 55/45 stock/cash election will receive .043 SPX shares per VSI share for 55% of their VSI shares and $4.35 per VSI share for 45% of their VSI shares. The agreement provides a pro rata mechanism that would increase in certain circumstances the amount of SPX stock to shareholders making the stock/cash election.

The transaction, which is subject to approval by VSI shareholders and Hart Scott Rodino review, is expected to close in the second quarter of 2001.

John B. Blystone, Chairman, President and Chief Executive Officer of SPX Corporation said, "VSI's demonstrated strength in organizational development and training, integrated marketing services and call center operations expands the portfolio of professional services we currently offer to our customers. In addition, VSI's rapidly emerging e-learning and web customer relationship management (CRM) capabilities provide Service Solutions with a new technology platform for future revenue growth."

VSI's Chairman and Chief Executive Officer Steve Toth, Jr., commented, "We are extremely pleased about this association. SPX Corporation represents a catalyst for fostering the company's global growth and improving its overall offerings to our Fortune 500 clients especially in our key business sectors such as education and training, ERM and customer relationship management." Toth further stated, "We look forward to completing this agreement and integrating with such a dynamic company."

Located in Bloomfield Hills, Michigan, VSI Holdings provides customer relationship management services, Internet/Intranet communications, education and training, and edutainment/entertainment. The company employs 1,200 people through its networks and offers integrated marketing services using a wide range of technology-driven alternatives. Additional information about VSI Holdings is available on its web site at www.vsiholdings.com .

Service Solutions is a leading supplier of special service tools and equipment, electronic diagnostics, and technical training and support to the OEM and aftermarket automotive, light and heavy duty, agricultural, recreation, fleet, construction and government vehicle markets. SPX Corporation is a global provider of technical products and systems, industrial products and services, service solutions and vehicle components. The Internet address for SPX Corporation's home page is www.spx.com .

Certain statements in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements involve a number of risks, uncertainties, and other factors including potential changes in market conditions that could cause actual results to differ materially. Please refer to the Company's filings with the Securities and Exchange Commission for discussion of certain important factors that relate to forward-looking statements contained in this press release. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.

SOURCE: SPX Corporation